UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: November 14, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: November 14, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

TECK COMINCO LIMITED

Business Acquisition Report

Form 51-102F4

ITEM 1 – IDENTITY OF COMPANY

1.1	Name and Address of Company

Teck Cominco Limited (“Teck”)

Suite 3300 – 550 Burrard Street

Vancouver, BC Canada V6C 0B3

1.2	Executive Officer

The following executive officers of Teck are knowledgeable about the significant acquisition and this report.

Ronald A. Millos

Senior Vice President Finance and Chief Financial Officer

604-699-4000

Peter C. Rozee

Senior Vice President Commercial Affairs

604-699-4000

ITEM 2 – DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Pursuant to an arrangement transaction which closed on October 30, 2008 (the “Acquisition”), Teck acquired 100% of the assets of Fording Canadian Coal Trust (“Fording”), which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal Partnership (“Elk Valley Coal”). An affiliate of Teck is the managing partner of Elk Valley Coal, and at the time the parties entered into the arrangement agreement in respect of the Acquisition Teck owned a 52% effective interest in Elk Valley Coal through its 40% direct interest in Elk Valley Coal and ownership of 19.6% of the outstanding units of Fording. Teck disposed of its interest in the Fording units prior to the completion of the Acquisition.

As a result of the Acquisition, Teck owns indirectly 100% of Elk Valley Coal, which has been renamed Teck Coal Partnership (“Teck Coal”). Teck Coal is the world’s second largest producer of seaborne hard coking coal. Teck Coal produces primarily high quality hard coking coal from its six operating mines in British Columbia and Alberta, Canada which it sells to steel mills mainly in Asia and Europe in addition to North and South America.

Business Acquisition Report	November 13, 2008

2.2	Date of Acquisition

The effective date of the Acquisition for accounting purposes is October 30, 2008.

2.3	Consideration

In aggregate, Teck paid approximately US$12.3billion in cash and issued 36,828,787 Teck Class B subordinate voting shares in consideration for the Fording assets. The cash portion of the consideration was funded by a US$5.81 billion 364 day bridge credit facility (the “Bridge Facility”) and a US$4 billion three-year amortizing term loan facility (the “Term Facility”), approximately US$2.4 billion of proceeds from the sale of the Fording units held by Teck prior to closing, and cash on hand.

The Bridge Facility and the Term Facility are governed by definitive credit agreements which contain customary representations and warranties, positive and negative covenants and events of default. The Term Facility and the Bridge Facility are guaranteed by Teck’s wholly owned subsidiary, Teck Cominco Metals Ltd. The Term Facility is repayable in 11 equal quarterly installments commencing April 30, 2009. Each of the Bridge Facility and the Term Facility bears interest at LIBOR, or an alternative base rate, plus a margin which varies based on the credit rating for senior, unsecured, non-credit enhanced, long-term debt of Teck. Teck has filed the definitive credit agreements in respect of the Bridge Facility and the Term Facility on SEDAR and EDGAR.

As a result of the Acquisition, Teck is held approximately 92.4% by former Teck shareholders and 7.6% by the former unitholders of Fording.

2.4	Effect on Financial Position

Teck’s requirement to repay the entire amount of the Bridge Facility on or prior to October 29, 2009 will require Teck to review discretionary capital spending, consider potential asset sales and explore alternatives to refinance amounts owing under the Bridge Facility. Other than the foregoing, Teck has no current plans or proposals for material changes in its business affairs or the business affairs of Teck Coal that are expected to have a significant effect on the results of operations and financial position of Teck.

2.5	Prior Valuations

Fording’s Notice of Special Meeting and Management Information Circular dated September 6, 2008, filed on SEDAR on September 9, 2008 (the “Fording Circular”), which was distributed to Fording unitholders in connection with its special meeting of Fording securityholders held on September 30, 2008 to approve the Acquisition, stated that the independent committee of the trustees of Fording retained National Bank Financial Inc. (“National Bank”) as an independent valuator to perform a formal valuation of the Fording units. The disclosure contained in this business acquisition report regarding National Bank and the valuation of the Fording units prepared by it is included herein solely to comply with the requirements of National Instrument 51-102. The valuation prepared by National Bank was addressed solely to the trustees of Fording, the directors of Fording (GP) ULC,

Business Acquisition Report	November 13, 2008

and their respective independent committees, and not to Teck. The National Bank valuation spoke solely to the value of Fording units as of July 28, 2008 and not as of any subsequent date. Teck did not rely on the National Bank valuation for purposes of entering into the agreement with Fording on July 29, 2008 with respect to the Acquisition. Prospective purchasers of Teck securities should not rely on the National Bank valuation for the purpose of purchasing any securities. The Fording Circular states that the summary of National Bank’s valuation contained therein, and from which the description below has been derived, is qualified in its entirety by the full text of National Bank’s valuation report, which is attached as Appendix D to the Fording Circular. National Bank’s valuation report is neither included in, incorporated by reference in, nor does it otherwise form part of this business acquisition report. Teck, and its directors and officers, do not assume any responsibility for the accuracy or completeness of the National Bank valuation, or for the failure to disclose facts or events which may have occurred or which may affect the significance or accuracy of such valuation but which are unknown to Teck, or its directors or officers.

The Fording Circular states that National Bank concluded that, as of July 28, 2008, and based upon and subject to the analyses, assumptions, qualifications and limitations set forth in its independent valuation, the fair market value of the Fording units was in the range of $79.00 to $99.00 per unit. In reaching its conclusion, the Fording Circular reports that National Bank relied on three principal methodologies, a discounted cash flow (DCF) approach, a comparable trading approach and a comparable precedent transactions approach. National Bank’s valuation methodologies, as described in the Fording Circular, may be summarized as follows:

• In using the DCF approach, National Bank prepared a comprehensive DCF analysis of Elk Valley Coal to assist in determining the fair market value of the Fording units. National Bank believed that the DCF approach was the most appropriate methodology for estimating the “en bloc” value of Fording and benchmarked the results of this approach against other valuation methodologies. The present value of the unlevered after-tax free cash flows derived from the DCF analysis represented the aggregate value of Elk Valley Coal’s operating assets. To arrive at an equity value for Fording, and subsequently an equity value per Fording unit, National Bank made a number of adjustments. These adjustments included, among other things, adjustments for net debt as of June 30, 2008, losses from foreign exchange contracts, adjustments for Fording’s 60% ownership of Elk Valley Coal, transaction expenses, the estimated present value of unfunded pension liabilities and the estimated present value of future asset retirement obligations.

• In applying the comparable companies methodology, National Bank reviewed the public market trading multiples of selected coal companies, including four based in Australia, three based in Canada and five based in the United States. National Bank limited its universe of companies considered to those companies that currently produce metallurgical coal. National Bank found that the comparables landscape did not yield perfect comparables for Fording and, accordingly, rather than focusing on specific comparables, applied the multiples observed across the entire comparable set. In applying this methodology, National Bank considered Enterprise Value/2009E EBITDA and Enterprise

Business Acquisition Report	November 13, 2008

Value/Measured and Indicated Resources (including proven and probable reserves) to be the most relevant multiples.

• In applying the precedent transaction methodology, National Bank reviewed recent transactions in the coal sector. The precedent transaction methodology considers transaction prices in the context of the purchase or sale of a comparable company or asset to estimate the “en bloc” value of a particular asset or company. National Bank considered Enterprise Value/Measured and Indicated Resources (including proven and probable reserves) to be the most relevant metric for the same reasons described above relating to the comparable companies methodology.

• In arriving at its opinion of the fair market value of the Fording units, National Bank weighted each valuation approach differently and ascribed the greatest amount of importance to the DCF approach.

2.6	Parties to Transaction

Fording was an associate of Teck at the time the parties entered into the arrangement agreement in respect of the Acquisition. At that time, Teck owned approximately 19.6% of the outstanding Fording units and was indirectly a partner of Fording in Elk Valley Coal.

2.7	Date of Report

The date of this business acquisition report is November 13, 2008.

ITEM 3 – FINANCIAL STATEMENTS

The following financial statements are attached to this report:

•	The unaudited pro forma consolidated balance sheet of Teck as at June 30, 2008 and its pro forma consolidated statements of earnings for the six months then ended and the year ended December 31, 2007.
•

The audited comparative consolidated financial statements of Fording and the related notes thereto as at December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007 together with the auditors’ report thereon. The auditors have not given their consent to the inclusion of their auditors’ report in this business acquisition report.

•	The unaudited interim comparative consolidated financial statements of Fording as at and for the six months ended June 30, 2008.

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET

As at June 30, 2008

($ millions, unaudited)

			Pro Forma Adjustments
	Teck	Fording	Note 3	Amounts	Pro Forma Teck
	A	B		C	A+B+C
ASSETS
Current assets
Cash and cash equivalents	$1,162	$273	a	(9,331)	$1,129
			a	(502)
			e	9,865
			f	(338)
Accounts receivable	902	295			1,197
Inventories and other	993	159	b	179	1,331
	3,057	727			3,657
Investments	1,815	-	a	11,201	1,075
			c	(740)
			d	(11,201)
Property, plant and equipment and other non-current assets	9,314	719	b	10,989	22,099
			c	1,077
	$14,186	$1,446			26,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$775	$193			$968
Dividends payable	221	372			593
Current portion of long-term debt	32	2	e	1,705	1,737
			f	(2)
	1,028	567			3,298
Long-term debt	1,508	314	e	8,160	9,646
			f	(336)
Other liabilities	935	165	b	81	1,223
			c	42
Future income and resource taxes	2,204	134	b	99	2,785
			c	348
Minority interests	76	-			76
	5,751	1,180			17,028
Shareholders’ equity	8,435	266	a	1,368	9,803
			b	10,988
			c	(53)
			d	(11,201)

	$14,186	$$1,446			$26,831

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2007

($ millions, unaudited)

			Pro Forma Adjustments
	Teck	Fording	Note 3	Amounts	Pro Forma Teck
	A	B		C	A+B+C

Revenues	$6,371	$1,427			$7,798
Operating expenses	(3,300)	(1,040)	g	19	(4,309)
			i	12
Depreciation	(333)	(51)	g	(351)	(768)
			i	(33)
Operating profit	2,738	336			2,721

Other expenses
General and administration Interest on long-term debt	(109) (85)	(28) (21)	h	(509)	(137) (593)
			j	22
Mineral exploration	(105)				(105)
Research and development	(32)				(32)
Asset impairment charges	(69)				(69)
Other income (expense)	170	147			317

	(230)	98			(619)

	2,508	434			2,102

Provision for income and resource taxes	(795)	(112)	l	315	(592)
Minority interests	(47)				(47)
Equity earnings (loss)	(5)		i	(28)	(33)
Net earnings from continuing operations	1,661	322			1,430
Discontinued operations	(46)	11	k	(11)	(46)

Net earnings	$1,615	$333			$1,384

Earnings per share		Pro forma earnings per share (Note 5)
Basic	$3.74				$2.96
Diluted	$3.72				$2.94
Earnings per share from continuing operations		Pro forma earnings per share from continuing operations (Note 5)
Basic	$3.85				$3.06
Diluted	$3.83				$3.04

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the six months ended June 30, 2008

($ millions, unaudited)

			Pro Forma Adjustments
	Teck	Fording	Note 3	Amounts	Pro Forma Teck
	A	B		C	A+B+C

Revenues	$3,441	$1,148			$4,589
Operating expenses	(1,735)	(617)	g	10	(2,318)
			i	24
Depreciation	(213)	(29)	g	(176)	(435)
			i	(17)
Operating profit	1,493	502			1,836

Other expenses
General and administration Interest on long-term debt	(70) (37)	(23) (8)	h j	(258) 9	(93) (294)

Mineral exploration	(46)				(46)
Research and development	(16)				(16)
Asset impairment charge	(12)				(12)
Other income (expense)	33	(34)			(1)
	(148)	(65)			(462)

	1,345	437			1,374

Provision for income and resource taxes	(503)	(63)	l	140	(426)
Minority interests	(59)				(59)
Equity earnings (loss)	64		i	(54)	10
Net earnings from continuing operations	847	374			899
Discontinued operations	(5)				(5)

Net earnings	$842	$374			$894

Earnings per share			Pro forma earnings per share (Note 5)
Basic	$1.90				$1.87
Diluted	$1.90				$1.86
Earnings per share from continuing operations		Pro forma earnings per share from continuing operations (Note 5)
Basic	$1.92				$1.88
Diluted	$1.91				$1.87

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements (the “pro forma financial statements”) of Teck Cominco Limited (“Teck”) have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly they should be read in conjunction with the most recent annual and interim financial statements of Teck, and the most recent annual and interim financial statements of Fording Canadian Coal Trust (“Fording”).

These pro forma financial statements have been prepared assuming that the acquisition of Fordinghad been completed on January 1, 2007 for the unaudited pro forma consolidated statements of earnings and on June 30, 2008 for the unaudited pro forma consolidated balance sheet.

These pro forma financial statements are not intended to reflect the financial position that would have resulted had the transaction actually been effected on June 30, 2008 or the results of operations had the transaction been effected on January 1, 2007. Furthermore, the pro forma results of operations may not be indicative of future results.

2.	SIGNIFICANT ACCOUNTING POLICIES

Accounting policies used in the preparation of these pro forma financial statements are those disclosed in Teck’s audited consolidated financial statements for the year ended December 31, 2007 and Teck’s unaudited consolidated financial statements for the six months ended June 30, 2008. For the purposes of these pro forma financial statements, no attempt has been made to harmonize the accounting policies of Teck and Fording.

3.	PRO FORMA ADJUSTMENTS

The acquisition of the net assets of Fording by Teck is accounted for using the purchase method. Accordingly, Fording’s assets and liabilities are measured at their estimated individual fair values on the date of the acquisition. Teck owned 30 million units or approximately 19.82% of Fordingprior to the Acquisition and accounted for its interest in Fordingusing the equity method. Accordingly, the 19.82% proportion of Fording’s net assets were measured based on the estimated fair values at the dates that those units were acquired. Teck’s investment in Fordingand Fording’s net assets are eliminated upon consolidation. Teck’s assets and liabilities are not revalued as part of this process.

The pro forma financial statements assume the completion of a business combination at June 30, 2008 whereby all of the assets of Fording, are acquired by way of a plan arrangement for total consideration of $11,201 million, comprising 36.5 millionClass B subordinate voting shares of Teck and $9,833 million in cash.

The measurement of the share component of the purchase consideration in the pro forma financial statements is based on the Teck Class B subordinate voting shares price of $39.46. The share price is determined using the average closing price on the New York Stock Exchange on the last two trading days prior to the announcement of the Fording offer.

The calculation of the purchase consideration and the allocation of the purchase price to the assets and liabilities of Fording as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities, Teck has made assumptions and estimates. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out in (b) below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment. Any such changes in the determination and allocation of the purchase price could also result in changes to the adjustments to earnings in subsequent periods.

3.	PRO FORMA ADJUSTMENTS (Continued)

Balance Sheet Adjustments:

Adjustments related to the pro forma consolidated balance sheet as at June 30, 2008 have been made as follows:

(a)	To record the purchase of Fording assets for cash and the issuance of Teck shares as follows:
($ millions)

Cash portion of the Fording Acquisition	$9,331
Issue of 36.5 million Teck subordinate voting shares (1)	1,368

10,699
Transaction costs, taxes and other	502

Total purchase price	$11,201

(1) The price was calculated using a price of $39.46 for each Teck subordinate voting share issued, net of deemed issue costs.

(b)	The following allocates the purchase price based on management’s preliminary estimate of fair values after giving effect to (a) above:
($ millions)	Fording Book Value (80.18%)	Fair Value Adjustments	Fording Fair Value (80.18%)
Cash and cash equivalents	$219	$-	$219
Inventories	127	179	306
Other current assets	237	-	237
Property, plant and equipment and other non-current assets	576	10,989	11,565
Total assets	$1,159	$11,168	$12,327

Current portion of long-term debt	2	-	2
Other current liabilities	453	-	453
Long-term debt	252	-	252
Other liabilities	132	81	213
Future income and resource taxes	107	99	206

Total liabilities	$946	$180	$1,126
Net assets purchased	$213	$10,988	$11,201

(c)	To reclassify the historic purchase price adjustments on the 19.82% of Fording units held prior to the Acquisition from equity investments to the balance sheet items to which they relate.
(d)	To eliminate the 80.18% investment in Fording on consolidation.
(e)

To record the proceeds of the additional $10 billion of debt less $135 million in transaction fees to finance the cash portion of the Acquisition. These statements assume a drawdown of a bridge facility of $6 billion of which $5 billion will be replaced by the issuance of long-term bonds either prior to or shortly after the Acquisition, with the remainder of the bridge facility to be retired by operating cash flow. The remaining $4 billion debt is an amortizing 3 year term loan.

(f)	To record the repayment of Fording and Elk Valley Coal Partnership debt at the date of the Acquisition.

Income Statement Adjustments:

(g)	To depreciate and amortize the preliminary fair value adjustments as set out in (b) above.
(h)	To record interest expense on the debt incurred to finance the Acquisition.
(i)

To eliminate Teck’s equity earnings from Fording units held prior to the Acquisition and to reclassify depreciation of the historic purchase price adjustments on the 19.82% of Fording units held prior to the Acquisition from equity earnings to the statement of earnings line items to which they relate.

(j)	To eliminate interest expense on Fording and Elk Valley Coal Partnership debt per (f) above.
(k)	To eliminate the results of Fording’s discontinued operations, which are not part of the Acquisition.
(l)	To provide for taxes on the above items.
4.	ITEMS NOT ADJUSTED

The adjustments made to the pro forma consolidated statements of earnings reflect only those items that are expected to recur and do not include one-time charges to income that are expected to occur immediately following the transaction. In addition, the pro forma consolidated statements of earnings do not give effect to operating efficiencies, cost savings and synergies that may result from the Acquisition.

5.	PRO FORMA EARNINGS PER SHARE INFORMATION
	Six Months Ended June 30, 2008	Year Ended December 31, 2007
Basic pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings from continuing operations	$899	1,430
Pro forma net earnings from discontinued operation	(5)	(46)
Pro forma net earnings available to shareholders	$894	$1,384

Denominator (thousands of shares):
Teck weighted average shares outstanding	442,200	431,498
Shares issued to Fording unitholders	36,481	36,481
Pro forma weighted average shares outstanding	478,681	467,979

Basic pro forma earnings per share	$1.87	$2.96
Basic pro forma earnings per share from continuing operations	$1.88	$3.06

Diluted pro forma earnings per share computation
Numerator ($ millions)
Pro forma net earnings available to shareholders, assuming dilution	$894	$1,384
Pro forma net earnings available to shareholders from continuing operations, assuming dilution	899	1,430
Denominator(thousands of shares):
Pro forma weighted average shares outstanding	478,681	467,979
Dilutive effect of Teck share options	1,774	2,229
Pro forma weighted average shares outstanding	480,455	470,208

CONSOLIDATED FINANCIAL
STATEMENTS

2007

MANAGEMENT’S REPORT

March 14, 2008

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These consolidated financial statements necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Review is consistent with the consolidated financial statements.

The Trustees, on the recommendation of the Audit Committee, approve the consolidated financial statements. The Audit Committee consists of three members, all of whom are independent Trustees. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Trustees for approval. The Audit Committee reviews interim consolidated financial statements with management and the independent auditors prior to their release to unitholders and regulatory authorities. The Audit Committee also has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements prepared by management, to recommend to the Trustees the independent auditors to be proposed to the unitholders for appointment, and to approve the fees of the independent auditors.

The independent auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. The report of the independent auditors is included in this Annual Review. The independent auditors have full and free access to the Audit Committee of the Trustees.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Trust’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2007.

/s/ Boyd Payne	/s/ /R. James Brown

Boyd Payne President	R. James Brown Vice President and Chief Financial Officer

Independent Auditors’ Report

To the Unitholders of

Fording Canadian Coal Trust

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Fording Canadian Coal Trust as at December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income and comprehensive income, accumulated earnings and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust’s financial statements as at December 31, 2007 and 2006 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Trust’s financial statements as at and for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Fording Canadian Coal Trust’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Alberta, Canada

March 11, 2008

FORDING CANADIAN COAL TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	As at December 31
(millions of Canadian dollars)	2007	2006
Assets

Current assets
Cash and cash equivalents *	$151.5	$141.4
Accounts receivable	72.4	128.5
Fair value of foreign exchange forward contracts (note 10)	38.7	-
Inventory (note 4)	134.0	125.4
Prepaid expenses	4.9	4.9
NYCO assets held for sale (note 16)	-	23.9

	401.5	424.1

Capital assets (note 5)	652.8	603.2
Goodwill	12.9	12.9
Other assets (note 6)	19.6	20.8
NYCO assets held for sale (note 16)	-	12.8

	$1,086.8	$1,073.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	111.5	$119.6
Income taxes payable	18.3	31.8
Distributions payable	78.6	139.7
Current portion of long-term debt (note 7)	1.6	1.7
NYCO liabilities held for sale (note 16)	-	4.4

	210.0	297.2

Long-term debt (note 7)	280.9	312.5
Other long-term liabilities (note 8)	157.2	100.1
Future income taxes (note 9)	126.9	53.9
NYCO liabilities held for sale (note 16)	-	3.4

	775.0	767.1

Commitments and contingencies (note 10)

Unitholders' equity (note 11)

Trust units	399.3	359.7
Accumulated earnings	2,005.9	1,672.6
Accumulated cash distributions	(2,093.4)	(1,734.6)
Accumulated other comprehensive income	-	9.0

	311.8	306.7

	$1,086.8	$1,073.8

* Note that cash and cash equivalents for 2006 exclude $3.2 million of NYCO cash, which is included in NYCO assets held for sale.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(millions of Canadian dollars,		Years ended December 31
except per unit amounts)	2004	2007	2006	2005
Revenues		$1,427.3	$1,798.2	$1,829.9
Expenses
Cost of product sold		562.0	532.3	469.2
Transportation		478.0	500.3	510.2
Selling, general and administration		28.3	33.3	26.4
Depreciation and depletion		50.8	49.4	47.9
		1,119.1	1,115.3	1,053.7
Income from operations		308.2	682.9	776.2

Other income (expenses)
Interest expense		(21.4)	(18.8)	(11.3)
Other items, net (note 13)		147.4	(36.8)	35.0

Income before taxes		434.2	627.3	799.9

Income tax expense (reversal) (note 9)		111.7	84.4	(34.4)

Net income from continuing operations $		$322.5	$542.9	$834.3

Income (loss) from discontinued operation – NYCO (note 16)		10.8	(45.0)	(0.1)
Net income		$333.3	$497.9	$834.2
Other comprehensive income (loss) (note 11)		(4.5)	4.1	(2.6)
Comprehensive income		$328.8	$502.0	$831.6
Weighted average number of units
outstanding (millions) (note 11)
Basic		147.9	147.0	147.0
Diluted		147.9	147.1	147.0
Basic and diluted earnings per unit
Net income from continuing operations		$2.18	$3.69	$5.68
Net income (loss) from discontinued operation - NYCO		$0.07	$(0.30)	$(0.01)
Net Income		$2.25	$3.39	$5.67
CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
September 30			Years ended December 31
(millions of Canadian dollars)		2007	2006	2005

Balance - beginning of year $		$1,672.6	$1,174.8	$340.6
Net income		333.3	497.9	834.2
Redemption of units		-	(0.1)	-

Balance - end of year $		$2,005.9	$1,672.6	$1,174.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
			Years ended December 31
(millions of Canadian dollars)	2007	2006	2005
Operating activities
Net income from continuing operations	$322.5	$542.9	$834.3
Items not using (providing) cash:
Depreciation and depletion	50.8	49.4	47.9
Loss (gain) on disposal of assets	(2.0)	(1.7)	0.3
Provision for asset retirement obligations, net	2.7	3.2	3.1
Unrealized gain on foreign exchange forward contracts	(38.7)	-	-
Unrealized foreign exchange loss (gain) on long-term debt	(47.2)	4.2	(8.1)
Future income tax expense (reversal)	73.0	9.2	(97.0)
Other items, net	5.0	1.8	0.6
Non-controlling interest	3.4	6.8	3.9
Change in accounting policy for in-process inventory (note 13)	-	31.7	-
Gain on reduction of interest in EVCP	-	-	(6.1)
Gain on issuance of partnership interest (note 8)	-	-	(27.2)
Operating cash flow from discontinued
operation - NYCO (note 16)	(0.3)	2.3	5.4
	369.2	649.8	757.1
Decrease (increase) in non-cash working capital (note 14)	17.9	40.6	(124.3)
Cash from operating activities	387.1	690.4	632.8
Investing activities
Additions to capital assets	(49.0)	(29.2)	(118.8)
Proceeds on disposal of assets	4.0	2.1	1.4
Other investing activities, net	(0.1)	2.1	(1.8)
Proceeds on sale of NYCO (note 16)	34.3	-	-
Investing cash flow from discontinued
operation - NYCO (note 16)	(0.6)	(0.8)	(2.2)
Cash used in investing activities	(11.4)	(25.8)	(121.4)
Financing activities
Distributions paid (notes 11 and 14)	(380.4)	(705.7)	(529.0)
Increase in long-term debt	17.1	94.8	23.1
Issuance of units, net	-	0.3	1.7
Decrease in bank indebtedness		-	-
Redemption of units	-	(0.1)	-
Other financing activities, net	(5.5)	(9.4)	(3.0)
Proceeds on issuance of partnership interest	-	-	36.4
Financing cash flow from discontinued
operation - NYCO (note 16)	-	-	(5.0)
Cash used in financing activities	(368.8)	(620.1)	(475.8)
Increase in cash and cash equivalents	6.9	44.5	35.6
Cash and cash equivalents - beginning of year	144.6	100.1	64.5
Cash and cash equivalents - end of year	$151.5	$144.6	$100.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

1.	structure of fording canadian coal trust and nature of operations

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its declaration of trust. The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the 2003 Arrangement (Old Fording).

Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure pursuant to a plan of arrangement, (the 2005 Arrangement), under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal Partnership (the Partnership) previously held by the Corporation.

Effective January 1, 2007, the Trust reorganized its structure pursuant to a plan of arrangement (the 2006 Arrangement). The 2006 Arrangement resulted in the establishment of a royalty interest for the Trust in the income of Fording LP. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The 2006 Arrangement did not impact the consolidated financial statements of the Trust.

The Trust is a flow-through structure under Canadian income tax regulations and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level. The Trust does pay provincial mineral taxes and Crown royalties on behalf of its subsidiaries. On June 22, 2007, the Federal Government of Canada announced changes to Canadian income tax regulations that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

The principal asset of the Trust is its 60% interest in Elk Valley Coal, which was created in connection with the 2003 Arrangement and is accounted for by the Trust as a joint venture. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Old Fording, Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and sells metallurgical coal from six mines located in British Columbia and Alberta, Canada.

At the date of the 2003 Arrangement, the Corporation held a 65% interest in Elk Valley Coal and the remaining 35% interest was held by Teck Cominco. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. Teck Cominco’s interest in Elk Valley Coal increased from 35% to 38% effective April 1, 2004, increased from 38% to 39% effective April 1, 2005, and increased from 39% to 40% effective April 1, 2006. The change in interest resulted in a corresponding reduction in the Trust’s share of all of the assets and liabilities of Elk Valley Coal and a net charge to earnings of $32.1 million over the two years ended December 31, 2005.

The Trust previously held a 100% interest in NYCO, which consisted of the Trust’s subsidiaries that mined and processed wollastonite and tripoli at two operations in the United States and one operation in Mexico. NYCO was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The accompanying comparative financial statements for 2006 and 2005 reflect NYCO as a discontinued operation.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned.

A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies. Investments in companies over which the Trust does not exercise either control or joint control, but for which the Trust exercises significant influence over the operating, investing and financing decisions, are accounted for using the equity method.

The material differences between Canadian and United States generally accepted accounting principles as they apply to the Trust are discussed in note 17.

Certain of the comparative figures have been reclassified to conform to the current year presentation.

Use of estimates

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. The most significant estimates relate to asset retirement obligations; income taxes; capital assets, including coal reserves, depreciation and depletion, and impairment testing; employee future benefits and inventory valuation.

Asset retirement obligations

Reclamation programs and cost estimates are developed to meet existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed and may change with future changes to costs, environmental laws, regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Earnings would not generally be impacted immediately by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against the capitalized asset retirement costs and higher accretion expense being recorded on the asset retirement obligations in future periods.

Income taxes

The net future tax liability is based on estimated gross temporary differences that relate primarily to the difference between the net book value of the Trust’s capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversals are complex and require significant judgment. These estimates may change in the future and the future tax liability and future income tax expense may fluctuate as a result of changes in these estimates.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Capital assets, including coal reserves, depreciation and depletion, and impairment testing

The determination of coal reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of coal deposits may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and coal reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.

Capital assets are tested for impairment of value whenever possible impairment indicators are identified. When such indicators are identified for a particular capital asset, an undiscounted cash flow projection is prepared based on the long-term operating plans for the asset. If the estimated undiscounted future cash flows from the asset are less than its net book value, then the asset is written-down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset. The estimates of future cash flows used in these evaluations are highly subjective and require significant judgement, particularly because the future cash flows are typically projected many years into the future and are highly dependent on uncertain variables such as future coal sales volumes and prices, foreign exchange rates, operating costs and capital requirements. Changes in these estimates could result in an impairment charge being recorded against capital assets in a future period.

Employee future benefits

Employee post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate more subjective factors into their assumptions, such as withdrawal and mortality rates. Changes in these estimates could result in increases or decreases in compensation expense in future periods.

Inventory valuation

Inventories are valued at the lower of net realizable value and average cost. The net realizable value of finished and in-process product inventory is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs. Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.

Cash and cash equivalents

Temporary investments with maturities of 90 days or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Accounts receivable

Certain trade accounts receivable are sold at a discount for cash such that ownership of the accounts receivable is transferred to the purchaser. No interests are retained in the accounts receivable other than the deductible associated with trade credit insurance and any obligations arising from commercial disputes with respect to the product sold. The accounts receivable are sold at a discount that reflects a financing rate from the time of the sale to the date of maturity of the accounts receivable. The accounts receivable are removed from the balance sheet when sold and consideration is received, and the discount is charged to earnings. Any provision for the trade credit insurance deductible is considered together with any allowance for doubtful collection of unsold accounts receivable.

Inventory

Finished and in-process product inventories are valued at the lower of average cost and net realizable value. Average cost includes direct and indirect expenses associated with extracting and processing minerals from the mines, as well as certain allocated expenses such as depreciation, depletion and overhead that can be attributed to bringing inventories to their present location and condition. Net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location.

Stores and materials inventory represents consumable spare parts on hand, which are valued at the lower of average cost or net realizable value. Net realizable value, if held for use, is average cost less any provision for obsolescence. If held for sale, net realizable value is the fair value of the parts less any costs associated with their disposal.

Capital assets

Land, buildings and equipment are recorded at cost and maintenance and repairs are expensed as incurred. Buildings are depreciated on a straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on a straight-line basis over its useful life, determined by the number of hours expected to be in operation, which ranges from an equivalent of 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserve position of the mine at the beginning of the year. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

The costs of stripping activities during the production phase of a mine are generally expensed as variable production costs. The costs are capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. Any capitalized stripping costs are described as investing activities in the cash flow statement and are depleted on a unit-of-production basis over the life of the mineral reserves that directly benefit from the specific stripping activity.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Capital assets are tested for impairment if there is an indication that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment is indicated the capital asset is written down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset.

Goodwill

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or when an event or circumstance occurs that would indicate that the asset may be impaired. Impairment losses are recognized in current period earnings.

Research and development

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are depreciated over the useful life of the asset.

Capitalized interest

Interest is capitalized on major capital projects under development based on the borrowing rate of debt related to the project, or the average cost of borrowing.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and depleted using a unit-of-production method based upon the proven and probable mineral reserve position of the mine. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed annually and revised for changes in estimated future costs and regulatory requirements.

Foreign currency translation

Transactions denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and gains or losses are recorded as a component of Other items, net in the consolidated statements of income.

Financial instruments

All financial instruments are initially recorded at fair value. Financial assets are designated upon inception as either i) held-to-maturity, ii) held-for-trading, iii) available-for-sale, or iv) other loans and receivables. The designation determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded.

All of the Trust’s financial assets, other than derivative financial instruments, have been designated as either held-to-maturity or other loans and receivables and are carried on the balance sheet at amortized cost. Held-to-maturity financial assets are restricted to fixed term investments that the Trust has the intent and ability to hold to maturity. The Trust does not have any financial assets that are designated as held-for-trading other than its derivative financial instruments. The Trust utilizes foreign exchange forward contracts to manage its foreign currency exposure to changes in the Canadian/U.S. dollar exchange rate. The Trust’s policy is to not employ derivative financial instruments for trading or speculative purposes.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Derivative financial instruments are carried on the balance sheet at fair value with unrealized gains or losses reported through earnings, unless hedge accounting is elected. Effective January 1, 2007, the Trust elected not to employ hedge accounting for its foreign exchange forward contracts and accordingly, changes in the fair value of the contracts are recognized as Other items, net in the consolidated statements of income. The Trust does not have any financial assets that are designated as available-for-sale.

Financial liabilities are designated as either i) held-for-trading or ii) other liabilities. All of the Trust’s financial liabilities, other than derivative financial instruments, have been designated as other liabilities and are carried on the balance sheet at amortized cost.

Transaction costs associated with held-for-trading financial instruments are expensed as incurred, while transaction costs associated with all other financial instruments are added to the initial carrying amount of the asset or liability.

Revenue recognition

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. This occurs when coal is either loaded onto a train, truck or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract.

Income taxes

Future tax assets and liabilities are based on differences between the value of assets and liabilities in the financial statements and their values for income tax, provincial mineral tax and Crown royalty purposes, using substantively enacted tax and royalty rates. The effect of changes in income tax, provincial mineral tax and Crown royalty rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

Unit-based compensation

The fair-value method of accounting for stock-based compensation related to unit options was adopted for all awards granted, modified or settled on or after January 1, 2003. No unit options have been granted since the 2003 Arrangement.

A unit equivalent plan is in place for Trustees and Directors, who receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. The vested unit equivalents are re-valued quarterly based on the closing price of the units trading on the Toronto Stock Exchange, with an equivalent charge to earnings. Notional distributions earned on the vested unit equivalents are charged to earnings. These unit equivalents are paid in either cash or units at the option of the holder.

A deferred unit equivalent incentive plan was implemented effective January 1, 2007, which provides grants of unit equivalents to certain employees. The unit equivalents are granted once per year and are initially valued at the five-day weighted average unit price immediately preceding the grant date. The unit equivalents vest at the end of a three year period and the initial value of the unit equivalents on the grant date is charged to earnings ratably over the vesting period. The accrued unit equivalents are re-valued quarterly based on the closing price of the units on the Toronto Stock Exchange with an equivalent charge to earnings. Notional distributions earned on the accrued unit equivalents are charged to earnings. These unit equivalents are paid in cash at the end of the three year vesting period. No actual units are issued under the plan.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Employee future benefits

The costs of pensions and other post-retirement benefits, which are primarily health care and life insurance, are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate at year end for high quality corporate debt instruments.

For defined benefit pension plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of actuarial gains or losses when they exceed 10% of the greater of the benefit obligation and the related fair value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Contributions to defined contribution pension plans are expensed when the benefits are earned.

The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the estimated remaining service lives of employees.

3.	RECENT AND UPCOMING CHANGES IN ACCOUNTING POLICIES

Financial instruments, hedges and comprehensive income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. The Trust has elected not to apply hedge accounting under section 3865 at this time.

The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust has entered into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are now carried at fair value in the consolidated balance sheets with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.

As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statements of income and comprehensive income. Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting standards and, accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. For the Trust, the major item included in accumulated other comprehensive income was the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders’ equity or net income. The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income. During 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO - see note 16.

Inventories

CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to the Trust on January 1, 2008, and is not expected to have a material impact on its consolidated financial statements.

Financial instruments and capital disclosures

CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation are new disclosure requirements that will become effective for the Trust beginning January 1, 2008. Any additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the consolidated financial statements beginning in the first quarter of 2008.

Intangible assets

CICA Handbook Section 3064, Intangible Assets, will become applicable to the Trust on January 1, 2009. The new guidance will replace Section 3062, Goodwill and Other Intangible Assets, and is issued with the withdrawal of other accounting pronouncements dealing with intangible assets. Section 3064 provides guidance that clarifies the recognition and initial measurement of intangible assets, especially internally generated intangibles, and will virtually eliminate the practise of deferring costs that no longer meet the definition of an asset. The Trust is currently evaluating the impact of this standard on the consolidated financial statements.

International financial reporting standards (IFRS)

The use of IFRS for financial reporting in Canada will become applicable for all publicly accountable enterprises for the year beginning January 1, 2011. The Trust, as a publicly accountable enterprise, is in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impact on the consolidated financial statements of converting to IFRS are unknown at this time.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

4. INVENTORY

		As at December 31
(millions of Canadian dollars)	2007	2006

Finished and in-process product inventories	$86.7	$82.0
Stores and materials	47.3	43.4

	$134.0	$125.4

5. CAPITAL ASSETS

(millions of Canadian dollars)	-1		As at December 31, 2007

		Accumulated	Net book
	Cost	Amortization	Value

Land, buildings and equipment	$793.6	486.0	307.6
Mineral properties and development	479.1	136.3	342.8
Capital leases	3.2	0.8	2.4

	$1,275.9	623.1	652.8

(millions of Canadian dollars)			As at December 31, 2006

		Accumulated	Net book
	Cost	Amortization	Value

Land, buildings and equipment	$686.7	459.5	227.2
Mineral properties and development	495.3	121.9	373.4
Capital leases	3.1	0.5	2.6

	$1,185.1	$581.9	$603.2

At December 31, 2007, costs of $24.0 million (2006 - $11.8 million) were capitalized for reserves and coal deposits located on properties not currently being mined and for equipment not yet placed in service, which are not being amortized. During 2006 and 2007, no interest was capitalized for major projects under construction.

Prior to the 2003 Arrangement, certain stripping costs incurred during the production phase of mining were deferred. No stripping costs were deferred in 2006 or 2007. The net book value of these deferred stripping costs at December 31, 2007 was $36.5 million (2006 - $37.8 million), which is included in mineral properties and development. The balance is being depleted using a unit-of-production method based upon proven and probable mineral reserves. Depletion expense on these deferred stripping costs was $1.3 million for 2007 (2006 – $1.3 million).

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

6. OTHER ASSETS

		As at December 31
(millions of Canadian dollars)	2007	2006

Long-term receivables	$6.3	$6.5
Accrued pension benefits (note 8)	11.2	12.0
Other	2.1	2.3

	$19.6	$20.8

7. LONG-TERM DEBT AND BANKING FACILITIES

		As at December 31
(millions of Canadian dollars)	2007	2006

Long-term debt
Five-year bank credit facilities:
US$283.0 million (2006 - US$250.0 million) in LIBOR rate loans
with an average interest rate of 5.5% (2006 - 5.9%)	$279.6	$291.3
Revolving bankers acceptances	-	18.0

Other debt
Equipment financing due 2009
bearing an interest rate of 5.1%	1.4	2.8
Capital lease obligations expiring in 2011
with an interest rate of 5.3%	1.5	2.1

	282.5	314.2

Less current portion	(1.6)	(1.7)

	$280.9	$312.5

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million. The borrowings can be an equivalent amount in either Canadian or U.S. dollars. The facility is due February 11, 2012, but it may be extended annually for one additional year at the request of the borrowers and with the concurrence of the banking syndicate. The facility may be used for general corporate purposes and to issue letters of credit or guarantee. The forms of borrowings are at the discretion of the borrowers. Short-term borrowings may be rolled over at the sole discretion of the borrowers, unless an event of default has occurred, in which case the maximum period is one month. Both the Trust’s and Elk Valley Coal’s borrowings are currently in the form of U.S. LIBOR rate loans. The facility requires no repayment until its due date. The Trust’s borrowings under the facility are collateralized by its proportionate interest in the assets of Elk Valley Coal and guarantees provided by Elk Valley Coal. Elk Valley Coal’s borrowings are secured by limited recourse guarantees or security agreements from the partners in proportion to their ownership interests. A default by either the Trust or Elk Valley Coal triggers a default under the facility.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

At December 31, 2007, the Trust’s share of other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2007	2006

Other use of bank credit facilities
Issued and outstanding letters of credit
and guarantee:
The Trust	$-	$0.1
Elk Valley Coal (Trust's share)	47.3	51.3

	$47.3	$51.4

Unused bank credit facilities
The Trust	$153.0	$108.6
Elk Valley Coal (Trust's share)	40.1	50.7

	$193.1	$159.3

8. OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2007	2006

Asset retirement obligations	$119.9	$67.5
Pension and other post-retirement benefits	29.0	24.7
Non-controlling interest	6.4	7.0
Other, net	1.9	0.9

	$157.2	$100.1

Asset retirement obligations

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. The calculations of the asset retirement obligations include estimates of reclamation spending over the next 44 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area. These obligations are funded from general cash resources at the time reclamation work is completed.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2007	2006

Balance - beginning of year	$67.5	$69.5
Liabilities incurred	1.0	1.6
Liabilities settled	(2.6)	(1.6)
Accretion expense	4.4	4.3
Revision in estimated costs	49.4	(6.9)
Other	0.2	0.6

Balance - end of year	$119.9	$67.5

Asset retirement obligations and costs are periodically reviewed and are revised for changes in future estimated costs and regulatory requirements. At December 31, 2007, the total estimated undiscounted cost to settle the obligations is $225.4 million (2006 - $143.2 million), which using an average credit adjusted risk-free rate of 6.5% (2006 – 6.8%) and an annual inflation factor of 2.75% (2006 – 2.0%), results in a discounted obligation of $119.9 million (2006 - $67.5 million).

Pension and other post-retirement benefit obligations

	As at December 31
(millions of Canadian of dollars)	2007	2006

Pensions	$13.6	$11.7
Other post retirement benefits	15.4	13.0

	$29.0	$24.7

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which require minimum matching contributions by the employees and some of these plans permit additional voluntary contributions to be made by the employees. The cost of these plans for the year ended December 31, 2007 was $3.5 million (2006 - $3.6 million; 2005 - $2.8 million), which includes the employer contributions and payments of fees to third party service providers. There have been no significant changes to these plans which would affect the comparability to prior year’s compensation expense.

There are three defined benefit plans, all of which do not require employee contributions. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay” plans, the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit” plans, the pension benefit is a fixed dollar amount per month for each year of service. For accounting purposes the accrued benefit obligation and fair value of plan assets are measured at December 31, 2007.

Actuarial valuations are completed every three years. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and to establish the minimum contributions that are required to be made in order to fund the plan from the date of

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

the actuarial valuation to the effective date of the next actuarial valuation. Two of the defined benefit plans had actuarial valuations completed as at December 31, 2006. The third plan was completed as at December 31, 2005. Actuarial valuations are also completed every three years for the other post retirement benefit plans with the next valuation to be completed as at December 31, 2007.

Investment strategies support the objectives of each defined benefit pension plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective is to achieve an annual return on plan assets over a four-year period equal to at least the general inflation rate plus 4.0%. The assets of the defined benefit pension plans are managed by pension fund managers under the oversight of the Elk Valley Coal pension committee. An asset allocation mix has been developed for each defined benefit pension plan to help achieve this objective. The plan assets are monitored quarterly and rebalanced when the asset classes exceed their target asset allocations. Reviews of the investment guidelines for each plan are undertaken annually and portfolio and investment managers’ performance is monitored quarterly.

In addition to pension benefits, other post retirement benefits including health care and life insurance benefits are provided for retired employees, depending upon their respective terms of employment. These other post-retirement benefits are unfunded.

Defined benefit pension expense and other post-retirement benefit expense includes the following components for the year ended December 31, 2007 and are included in Cost of product sold and Selling, general and administration expense:

	Years ended December 31
	2007		2006		2005
(millions of Canadian dollars)	Defined benefit pension plans	Other post-retirement benefits	Defined benefit pension plans	Other post-retirement benefits	Defined benefit pension plans	Other post-retirement benefits

Current service cost of benefits	$7.3	$0.9	$6.4	$0.9	$4.6	$0.7
Interest cost on projected benefit obligation	9.8	1.2	9.0	0.9	7.7	0.7
Actual return on pension fund assets	(2.3)	-	(16.1)	-	(11.8)	-
Difference between actual and
expected rate of return on plan assets	(7.6)	-	8.5	-	4.8	-
Amortization of actuarial losses	1.5	0.6	2.9	-	1.2	-
Amortization of past service costs	3.3	-	2.9	-	0.7	-

Net expense	$12.0	$2.7	$13.6	$1.8	$7.2	$1.4

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Actuarial gains or losses for the defined benefit pension plans are deferred and amortized to pension expense over the expected average remaining service lives of employees. Past service costs are amortized to pension expense on a straight-line basis over the remaining service period of employees. The following expense would represent the net pension expense if these items were not deferred:

	t Years ended December 31
	2007		2006		2005
(millions of Canadian dollars)	Defined benefit pension plans	Other post-retirement benefits	Defined benefit pension plans	Other post-retirement benefits	Defined benefit pension plans	Other post-retirement benefits

Net pension expense above	$12.0	$2.7	$13.6	$1.8	$7.2	$1.4

Amounts deferred for later recognition:
Difference between expected and
actual return on plan assets	7.6	-	(8.5)	-	(4.8)	-
Difference between past service costs
amortized and past service costs
incurred	(3.3)	-	13.8	-	(0.7)	-
Difference between actuarial losses
amortized and actuarial losses
(gains) incurred	(16.2)	(0.6)	2.9	-	24.4	-

	$0.1	$2.1	$21.8	$1.8	$26.1	$1.4

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Information about the defined benefit pension plans and other post-retirement benefit plans, in aggregate, is as follows:

	2007		2006
	Defined benefit pension plan	Other post-retirement benefits	Defined benefit pension plan	Other post-retirement benefits

(millions of Canadian dollars)

Change in benefit obligations

Benefit obligations - beginning of year	$191.2	$21.3	$159.0	$17.6
Actuarial revaluation	(6.1)	1.1	5.8	-
Current service cost	7.3	0.9	6.4	0.9
Interest cost	9.8	1.2	9.0	0.9
Benefits paid	(6.4)	(0.4)	(5.8)	(0.3)
Transfers to other plans	0.4	-	-	-
Impact of new discount rate	(8.6)	(1.1)	-	-
Plan improvements	-	-	16.7	-
Other	(0.2)	0.1	0.1	2.2

Benefit obligations - end of year	187.4	23.1	191.2	21.3

Change in fund assets

Fair value of fund assets - beginning of year	139.1	-	112.3	-
Actual return on fund assets	2.3	-	16.1	-
Employer contributions	9.3	0.4	16.4	0.3
Benefits paid	(6.4)	(0.4)	(5.8)	(0.3)
Other	0.4	-	0.1	-

Fair value of fund assets - end of year	144.7	-	139.1	-

Funded status - plan deficit	(42.7)	(23.1)	(52.1)	(21.3)
Unamortized prior service cost	11.1	-	14.4	-
Unamortized net actuarial loss	29.2	7.7	38.0	8.3

Accrued benefit asset (liability)	$(2.4)	$(15.4)	$0.3	$(13.0)

Represented by:
Accrued benefit assets (note 6)	$11.2	$-	$12.0	$-
Accrued pension liability	(13.6)	(15.4)	(11.7)	(13.0)

	$(2.4)	$(15.4)	$0.3	$(13.0)

None of the defined benefit pension plans included in the above table were fully funded as of December 31, 2007 or December 31, 2006.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Pension fund assets consist of the following investments based on fair values:

		As at December 31
(millions of Canadian dollars)	2007	2006

Cash and cash equivalents	$0.6	$3.2
Fixed income	52.8	53.4
Canadian equity	32.3	43.0
U.S. equity	26.7	25.4
European, Australian and Asian equity	21.4	14.1
Real estate	7.6	-
Infrastructure	3.3	-

	$144.7	$139.1

There are no investments in related parties included in the fund assets at December 31, 2007. In 2006 the fund assets included investments in Teck Cominco, a related party, equal to 0.4% of the total fair value.

Annual contributions to the defined benefit pension plans are not less than the minimum amounts required by legislation. Based on the latest actuarial valuation reports and applicable legislation, contributions of $9.3 million (2006 - $16.4 million) were made to the defined benefit pension plans for the year ending December 31, 2007. Contributions in 2006 included a $10.8 million voluntary employer contribution. Expected contributions for 2008 are $6.7 million, which reflects the minimum amount required by legislation. No voluntary employer contributions were made in 2007 and none are expected to be made in 2008.

Estimated benefit payments for each of the next five years through 2012 and the aggregate of the five years thereafter are as follows:

		Other
	Pension	Post-Retirement
(millions of Canadian dollars)	Benefits	Benefits

2008	7.2	0.4
2009	8.2	0.5
2010	9.4	0.5
2011	10.7	0.6
2012	12.4	0.7
2013 to 2017	118.7	6.9

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and to calculate other post-retirement benefit expense and obligations are:

	Years ended December 31
	2007	2006	2005

Discount rate for plan expense	5.0%	5.0%	6.0%
Discount rate for plan obligations	5.3%	5.0%	5.0%
Projected future salary increases	4.0%	4.0%	4.0%
Expected rate of return on fund assets	7.0%	7.0%	7.3%
Projected health care cost increases:
Provincial	4.0%	4.0%	3.0%
Extended care	9.0%	10.0%	9.5%
Assumed health care cost trend rate*	9.0% to 5.0%	10.0% to 5.0%	9.5% to 5.0%

*Ultimate trend rate expected to be achieved in 2011.

The expected long-term rate of return on fund assets is developed based on projected returns for each asset class, as well as the target asset allocation of the pension portfolio.

Sensitivities

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of Canadian dollars)	1% increase	1% decrease

Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.2	$(0.1)

Non-controlling interest

Effective August 1, 2005 two steel producers each acquired a 2.5% equity investment in the Elkview Mine Limited Partnership. This transaction resulted in a dilution gain of $27.2 million, which was reported as a component of Other items, net in the 2005 consolidated statement of income and comprehensive income.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

9. INCOME TAXES

Income tax expense is made up of the following components:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Current income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$38.3	$75.5	$58.7
Canadian corporate income taxes$	0.4	(0.3)	3.9
	38.7	75.2	62.6
Future income tax expense (reversal) :
Provincial mineral taxes and Crown royalties	2.0	9.2	31.3
Canadian corporate income taxes	71.0	-	(128.3)
	73.0	9.2	(97.0)

Total income tax expense (reversal) $	$111.7	$84.4	$(34.4)

Prior to the 2005 Arrangement, income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties. Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated balance of future Canadian corporate income taxes outstanding on the date of the 2005 Arrangement of $164.3 million. On June 22, 2007, legislation was enacted that effectively imposes income tax for income trusts, including royalty trusts, for taxation years beginning in 2011. The enactment of this legislation triggered the recognition of future Canadian corporate income tax assets and liabilities, with a corresponding impact on future Canadian corporate income tax expense, based on temporary differences expected to reverse after the date that the taxation changes take effect. A $71.0 million future income tax liability at December 31, 2007 and a $71.0 million charge to income tax expense were recorded based on estimated gross temporary differences of approximately $253.0 million that are expected to reverse after 2010, using an effective tax rate of 28%.

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Expected income tax expense at Canadian statutory tax
rate of 39% (2006 - 39%; 2005 - 39%)	$169.3	$244.6	$312.0

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(169.1)	(246.3)	(231.6)
Provincial mineral taxes and Crown royalties	40.5	84.7	89.9
Future Canadian corporate income taxes recognized as a result
of the taxation change	71.0	-	-
Loss on reduction of interest in Elk Valley Coal	-	-	(3.7)
Resource allowance	-	-	(26.1)
Gain on issuance of partnership interest	-	-	(10.6)
Reversal of future income taxes	-	-	(164.3)
Other	-	1.4	-

Income tax expense (reversal)	$111.7	$84.4	$(34.4)

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

The temporary differences comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2007	2006

Future income tax assets:
Asset retirement obligations	$48.2	$8.5

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	187.7	63.1
Other	(12.6)	(0.7)

	175.1	62.4

Net future income tax liabilities	$126.9	$53.9

The Trust recognized future provincial mineral tax assets of $8.7 million in 2006 and $22.8 million in 2005. The recognition of these future tax assets reduced goodwill by the same amounts because the future tax assets existed but were unrecognized at the time of the 2003 Arrangement. During 2007, none of these future tax assets were utilized (2006 - $13.1 million).

10. COMMITMENTS, CONTINGENCIES, CREDIT RISK MANAGEMENT AND FAIR VALUES

Foreign exchange forward contracts

Foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. As at December 31, 2007, the Trust had outstanding foreign exchange forward contracts totalling US$256.0 million at an average exchange rate of US$0.87. All of the contracts mature in the first quarter of 2008.

At December 31, 2007, unrealized gains on foreign exchange forward contracts were $38.7 million (2006 - $4.5 million loss; 2005 - $56.8 million gain) based on an average forward U.S./Canadian dollar exchange rate of US$1.01. Realized gains on foreign exchange forward contracts in 2007 were $74.5 million (2006 - $59.4 million; 2005 - $107.2 million).

Leases

Elk Valley Coal leases mining equipment, vehicles and rail cars. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2007 the Trust’s portion of these minimum payments is as follows:

(millions of dollars)	US$	CDN$	Total CDN$ Equivalent

2008	$1.8	$15.1	$16.8
2009	0.9	4.7	5.5
2010	0.4	1.6	2.1
2011	0.4	0.8	1.2
2012 and thereafter	0.4	0.6	1.0

	$3.9	$22.8	$26.6

U.S. dollar commitments have been translated to the Canadian dollar equivalent using the year-end U.S./Canadian dollar exchange rate of US$1.01.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Credit risk management

Export-coal sales represent the principal component of Elk Valley Coal’s revenues. Coal is sold under contract or in the spot market to approximately 45 customers worldwide. The majority of these customers are steel producers. Coal sales are typically contracted in U.S. dollars and terms of payment generally range from seven to 60 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit.

The Trust, directly and through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments, including the Trust’s foreign exchange forward contracts. However, the Trust and Elk Valley Coal deal with counterparties of high credit quality to mitigate the risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

Fair values

The carrying amounts of short-term financial assets and liabilities as presented in the consolidated balance sheets are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt excluding capital leases and equipment financing of $279.6 million at December 31, 2007 is considered to be a reasonable estimate of fair value.

Sale of receivables

Elk Valley Coal has entered into a US$100 million facility, which is renewable annually, allowing it to sell certain U.S. dollar receivables. The proceeds from the sale of receivables are 100% of the invoiced amount less a discount equal to the applicable market financing rate, as applied to the period from the date of sale to the date of maturity of the receivable. When selling a receivable, Elk Valley Coal transfers ownership of the receivable and assigns its interest in any applicable trade credit insurance coverage. Elk Valley Coal expends minimal effort to manage the accounts receivable subsequent to their sale and ascribes no value to this effort.

At the time of their sale, the receivables are removed from the balance sheet and the discount is charged to Other items, net in the consolidated statements of income. The Trust’s share of receivables sold in 2007 amounted to US$753.4 million (2006 - US$662.9 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2007 amounted to US$6.1 million (2006 - US $8.2 million).

Neptune Terminals

By virtue of its 46% ownership interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a terminal operation located in Vancouver, Canada, Elk Valley Coal is effectively obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these obligations at December 31, 2007 was $13.0 million (2006 - $11.4 million) and $3.3 million (2006 - $3.3 million), respectively. The interest in Neptune Terminals is accounted for using the equity method.

Other

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

11. UNITHOLDERS' EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the declaration of trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and have equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount redeemable each quarter.

Trust units

(millions of units and Canadian dollars) Units	Units	Amount

Balance at December 31, 200549.0	147.0	$359.4
Units issued on exercise of options49.0	-	0.3

Balance at December 31, 2006	147.0	359.7
Units issued on exercise of options	0.1	0.1
Units issued under distribution reinvestment plan	1.2	39.5

Balance at December 31, 2007	148.3	$399.3

Distribution reinvestment plan

During 2007, the Trust implemented a distribution reinvestment plan. Approximately 1,250,000 units were issued under the plan in 2007 in lieu of cash distributions of $39.5 million. In addition, approximately 380,000 units were issued in January 2008 in lieu of cash distributions of $13.5 million.

Distribution payments are reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan of $39.5 million for the year ended December 31, 2007.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Accumulated cash distributions

Cash distributions to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust. The declaration of trust requires the Trust to make distributions annually in an amount sufficient to eliminate its liability for current Canadian corporate income taxes.

		As at December 31
(millions of Canadian dollars)	2007	2006

Balance -beginning of year	$1,734.6	$1,124.4
Distributions declared	358.8	610.2

Balance - end of year	$2,093.4	$1,734.6

Cash distributions to unitholders can exceed net income. Should this persist, unitholders’ equity may decline. Further, the 2003 Arrangement resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At the time of the 2003 Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the impact of distributions on unitholders’ equity would not be as significant.

Accumulated other comprehensive income

Accumulated other comprehensive income is made up of the following components:

	Years ended December 31,
(millions of Canadian dollars)	2007	2006	2005

Accumulated other comprehensive income, beginning of year
Foreign currency translation account balance	$9.0	$4.9	$7.5
Fair value of foreign exchange forward contracts outstanding
on January 1, 2007	(4.5)	-	-
	4.5	4.9	7.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding
on January 1, 2007	4.5	-	-
Release of foreign currency translation account balance
on sale of NYCO	(6.8)	-	-
Foreign currency translation adjustments related to NYCO	(2.2)	4.1	(2.6)
	(4.5)	4.1	(2.6)
Accumulated other comprehensive income, end of year	$-	$9.0	$4.9

The adoption of new accounting standards for financial instruments on January 1, 2007 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the transition date) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet. These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards. Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

balance of accumulated other comprehensive income of $4.5 million. All of the foreign exchange forward contracts outstanding on the transition date settled during 2007 and, accordingly, the $4.5 million balance in accumulated other comprehensive income was released to income as a component of Other items, net.

The foreign currency translation adjustments resulted from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars. The foreign currency translation account balance was eliminated on the sale of NYCO as explained in note 16.

Earnings per unit

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options. The weighted average number of units outstanding for purposes of calculating basic and diluted earnings per unit is outlined in the following table:

	As at December 31
(millions of units)	2007	2006	2005

Weighted average number of units outstanding, basic	147.9	147.0	147.0
Effect of dilutive securities, unit options	-	0.1	-

Weighted average number of units outstanding, diluted	147.9	147.1	147.0

12. UNIT-BASED COMPENSATION

The Trust has four unit-based compensation arrangements, including an option plan, an employee unit purchase plan, a unit equivalent plan for Trustees and Directors, and a deferred unit equivalent incentive plan for certain employees. These plans resulted in compensation expense of $2.8 million in 2007 (2006 - expense recovery of $0.3 million; 2005 - expense of $2.4 million).

Option plan

Under the 2003 Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust. The Trust has not granted any options since the 2003 Arrangement.

	Number	Weighted Average Exercise Price

Options - December 31, 2005	92,358	$5.21
Exercised	50,130	6.34

Outstanding - December 31, 2006	42,228	3.87
Exercised	12,684	3.66
Expired	7,725	3.80

Outstanding - December 31, 2007	21,819	$4.01

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

At December 31, 2007, the details of options outstanding, all of which are exercisable, were as follows:

		Weighted
	Number	Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise	and	Contractual	Exercise
Prices	Exercisable	Life	Price

$3-5	17,919	2.2	$3.19
5-10	3,900	4.0	7.79

$3-10	21,819	2.5	$4.01

Employee unit purchase plan

An employee unit purchase plan is in place whereby units of the Trust are purchased on the open market for employees. The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee. The cost of the plan is included in earnings and is recognized over a one-year vesting period.

The total number of units purchased on behalf of employees under the employee unit purchase plan in 2007, including the employer’s contributions, was 91,396 units (2006 – 81,421 units; 2005 – 53,606 units) with the Trust’s share costing $0.5 million (2006 - $0.5 million; 2005 - $0.4 million).

Unit equivalent plan

Unit equivalents are issued to Directors and Trustees. There were 27,355 unit equivalents awarded during 2007 (2006 – 15,223 unit equivalents; 2005 – 11,625 unit equivalents). The total compensation expense for 2007 was $0.9 million (2006 – expense recovery of $0.8 million; 2005 – expense of $2.0 million) and included the cost of vested unit equivalents and any changes in the fair value of the vested units during the year.

Deferred unit equivalent incentive plan

Compensation expense related to the deferred unit equivalent incentive plan was $1.4 million in 2007.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

13. OTHER ITEMS, NET

June 30	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Interest and investment income	$6.0	$4.7	$2.0
Net foreign exchange gains (losses)	31.0	(5.6)	4.2
Realized gains on foreign exchange forward contracts	74.5	-	-
Unrealized gains on foreign exchange
forward contracts	38.7	-	-
Non-controlling interest	(3.4)	(6.8)	(3.9)
Other	0.6	2.6	0.1
Change in accounting policy for in-process inventory	-	(31.7)	-
Gain on issuance of partnership interest (note 8)	-	-	27.2
Gain on corporate reorganization	-	-	5.4

	$147.4	$(36.8)	$35.0

Realized gains and losses on foreign exchange forward contracts were included in Revenues in 2005 and 2006 under previous accounting standards. Unrealized gains and losses on the contracts were not recorded in 2005 and 2006 because the contracts were designated as hedges under the previous accounting standards.

Effective January 1, 2006, the Trust adopted EIC-160, Stripping Costs Incurred in the Production Phase of a Mining Operation, which changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under EIC-160, this raw coal is not considered to be inventory until extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was eliminated, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.

14. SUPPLEMENTAL INFORMATION

Changes in non-cash working capital

Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Decrease (increase) in current assets:
Accounts receivable	$56.1	$16.9	$(66.6)
Inventory, net of change in accounting policy for in-process inventory	(8.6)	19.3	(72.3)
Prepaid expenses	-	(2.3)	(0.9)

Increase (decrease) in current liabilities:
Accounts payable, excluding capital accruals	(11.1)	9.1	(16.0)
Income taxes payable	(13.5)	(4.0)	25.5
Other	(5.0)	1.6	6.0

	$17.9	$40.6	$(124.3)

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Financing activities related to distributions

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Distributions declared	$(358.8)	$(610.2)	$(700.6)
Increase (decrease) in distributions payable	(61.1)	(95.5)	171.6
Distribution reinvestment plan (note 11)	39.5	-	-

Distributions paid	$(380.4)	$(705.7)	$(529.0)

Interests in joint ventures

Substantially all of the activities of the Trust’s subsidiaries are conducted through interests in joint ventures and are accounted for on a proportionate consolidation basis. The consolidated financial statements include the proportionate share of joint venture activities as follows:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Revenues	$1,427.3	$1,767.7	$1,797.1
Operating and other expenses	1,122.2	1,143.1	1,032.3
Net income	305.1	624.6	764.8

Current assets	218.9	270.9	325.9
Long-term assets	655.3	607.1	628.4
Current liabilities	106.6	113.3	107.9
Long-term obligations	168.0	136.9	126.6

Cash from operating activities	399.7	746.8	628.9
Cash from financing activities	15.2	0.6	16.4
Cash used in investing activities	(48.0)	(23.3)	(82.9)

Cash transactions

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the consolidated financial statements due to changes in accruals.

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Income taxes paid	$55.0	$81.7	$39.9

Interest paid	$21.3	$18.0	$9.9

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Geographic information

The number of customers who account for greater than 10% of revenues for Elk Valley Coal are as follows:

	Years ended December 31
(millions of Canadian dollars	2007	2006	2005

Number of customers contributing
greater than 10% of revenues	3	1	1

% of revenue from these customers	35.0%	10.7%	10.2%

Revenues generated from customers located in Japan represented 33% of total revenues in 2007 (2006 - 28%; 2005 - 27%). Revenues generated from customers located in South Korea represented 14% of total revenues in 2007 (2006 - 10%; 2005 - 11%).

Economic dependence

Substantially all of Elk Valley Coal’s export coal is transported to customers and port facilities by one railway company for which there is currently no cost effective alternative. Most of Elk Valley Coal’s export sales are loaded through two port facilities for which there are generally no cost-effective alternatives. The lack of alternative service providers impacts the negotiated service rates. In addition, interruption of rail or port services could have a significant adverse impact on Elk Valley Coal.

15. RELATED PARTY TRANSACTIONS

Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for 2007 were $4.2 million (2006 - $4.9 million; 2005 - $3.1 million). Expenses paid to Teck Cominco were recorded at the exchange amounts, the Trust’s share of which were $0.5 million in 2007 (2006 - $0.5 million; 2005 - $1.0 million). These related party expenses include cost of sales of $0.2 million (2006 - $0.2 million; 2005 - $0.7 million) and selling, general and administration expense of $0.3 million (2006 – $0.3 million; 2005 - $0.3 million). Related party accounts receivable with Teck Cominco were $0.4 million at December 31, 2007 (2006 - $0.4 million), and related party accounts payable were $0.1 million (2006 - nil).

In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totalled $13.5 million during 2007 (2006 - $13.1 million; 2005 - $9.4 million). The Trust’s share of related party accounts receivable with this entity were $0.9 million at December 31, 2007 (2006 - $0.6 million), and related party accounts payable were $0.4 million (2006 - $0.5 million).

16. DISCONTINUED OPERATION - NYCO

The sale of NYCO was completed in June 2007 and the Trust received cash proceeds of $36.5 million, net of withholding taxes. The proceeds on the sale are reflected in the 2007 consolidated statement of cash flows net of the $2.2 million NYCO cash balance that was sold.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

The estimated income taxes payable on the net proceeds from the sale of NYCO are $6.0 million. The proceeds received, net of income taxes paid and payable, exceeded the net carrying value of NYCO, which resulted in a gain of $4.0 million being recorded upon closing of the sale. In addition, the foreign currency translation account balance related to the translation of NYCO’s U.S. dollar financial statements into Canadian dollars of $6.8 million was released to income as a result of the sale.

For accounting purposes, NYCO has been disclosed as a discontinued operation and its financial results are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows. The NYCO assets and liabilities consolidated by the Trust in 2006 have been segregated in the consolidated balance sheets as assets and liabilities held for sale.

Prior to 2007, the Trust reported segment information for its two reportable operating segments – Elk Valley Coal and NYCO. With the sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment – Elk Valley Coal.

A $52.5 million pre-tax write-down of NYCO’s capital assets was recorded in 2006 based on the difference between the net book value of NYCO as of December 31, 2006 and the estimated proceeds from the sale of the business.

Income (loss) from discontinued operation:
	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Revenues	$19.4	$47.1	$44.9
Cost of product sold	(13.6)	(29.1)	(28.2)
Transportation	(3.7)	(8.7)	(7.3)
Selling, general and administration	(0.7)	(4.1)	(4.3)
Depreciation and depletion	(1.5)	(3.7)	(4.4)

Income (loss) from operations	(0.1)	1.5	0.7
Write-down of NYCO	-	(52.5)	-
Gain on sale of NYCO	4.0	-	-
Release of foreign currency translation account
on sale of NYCO	6.8	-	-
Interest expense	-	0.1	-
Other expenses	-	(0.1)	(0.3)
Income tax reversal (expense)	0.1	6.0	(0.5)

Income (loss) from discontinued operation	$10.8	$(45.0)	$(0.1)

17. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Trust’s consolidated statements of income and balance sheets. There are no material differences on the consolidated statements of cash flows. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

Joint ventures

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under current Canadian GAAP the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings if the joint venture is jointly controlled by all of its owners. The Trust has elected to avail itself of this accommodation and, therefore, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 14. There are no material differences between the information in note 14 prepared under Canadian GAAP and U.S. GAAP.

Consolidated statements of cash flows

Under U.S. GAAP, the separate subtotal within operating activities would not be presented.

A) Derivative instruments and hedging

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair values of derivatives are recognized in current period net income unless hedge accounting is elected and specific hedge accounting criteria are met.

Through December 31, 2006, the Trust had designated all foreign exchange forward contracts entered into after January 1, 2002 as hedges under FAS 133 and utilized hedge accounting for those contracts. Outstanding foreign exchange forward contracts designated as hedges did not impact current period net income under either U.S. or Canadian GAAP. On January 1, 2007, the Trust adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges, which brought Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis. Also, effective January 1, 2007, the Trust no longer designates the foreign exchange forward contracts as hedges under FAS 133 or under Canadian GAAP.

The foreign exchange forward contracts that were outstanding on December 31, 2006 matured during 2007. The fair value of these contracts was a liability of $4.5 million as at December 31, 2006, which was credited to other comprehensive income for U.S. GAAP purposes in 2007 upon realization of the contracts. In addition, future income taxes of $29.2 million were credited to other comprehensive income and charged to income tax expense for U.S. GAAP purposes upon final realization in 2007 of the contracts that were outstanding at the time of the 2005 Arrangement.

B) Employee future benefits

For 2005, in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions, (FAS 87) an additional pension liability was recorded for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets. The increase in liabilities required for U.S. GAAP purposes was charged to other comprehensive income.

Effective December 31, 2006 the Trust adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), which requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Under FAS 158, the funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the obligation is the projected benefit obligation. For any other post retirement benefit plan, such as a retiree health care plan, the obligation is the accumulated post retirement benefit obligation. The adoption of FAS 158 did not change the calculation of periodic pension expense under U.S. GAAP. The $1.7 million decrease in the minimum pension liability calculated under FAS 87 for 2006 was credited to other comprehensive income. In accordance with the transition provisions of FAS 158, the $38.6 million increase in liabilities required under U.S. GAAP for 2006 was charged directly to the ending balance of accumulated other comprehensive income as at December 31, 2006.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

At December 31, 2007, the underfunded amount of the defined benefit and other post-retirement benefit plans was $48.0 million (2006 – $63.6 million, including $3.1 million related to NYCO). The decrease in the underfunded amount of $15.6 million in 2007 was credited to other comprehensive income.

C) Comprehensive income

On January 1, 2007, the Trust adopted CICA Handbook Section 1530, Comprehensive Income, which brought Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis. Canadian GAAP previously did not require similar disclosure of comprehensive income. Other comprehensive income items in 2005 and 2006 for U.S. GAAP purposes included foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains or losses on derivative financial instruments designated in a cash flow hedging relationship.

D) Production-phase deferred stripping costs

FASB EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the issue of accounting for the cost of stripping activities during the production phase of a mine. All production-phase stripping costs should be included in the costs of inventory produced and extracted from the mine. The EITF was adopted on a retroactive basis by the Trust for U.S. GAAP reporting purposes in the year ended December 31, 2006. The Trust did not defer any stripping costs in 2005, 2006 or 2007.

With respect to production-phase stripping costs deferred in prior years, the EITF provided the option of either restating prior periods or recording the write-off of the deferred stripping costs as a cumulative effect charge to opening accumulated earnings. The Trust elected to record a cumulative effect charge to the January 1, 2006 opening balance of accumulated earnings for U.S. GAAP purposes of $34.0 million, which was net of future mineral taxes of $5.1 million, to reflect the new accounting standards. For Canadian GAAP purposes, the balance of these deferred stripping costs from prior years will remain on the consolidated balance sheet and will continue to be depleted using a unit-of-production method based upon proven and probable mineral reserves.

E) Write-down of NYCO

The $52.5 million pre-tax write-down of NYCO’s capital assets in 2006, described in note 16, was calculated based on the net book value of NYCO as of December 31, 2006. The net book value of NYCO for U.S. GAAP reporting purposes was $3.1 million lower than the net book value under Canadian GAAP due to NYCO pension liabilities that were recorded for U.S. GAAP reporting purposes under FAS 158. Accordingly, the write-down of NYCO’s capital assets in 2006 would be $3.1 million lower under U.S. GAAP than it was under Canadian GAAP.

F) Income taxes

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48) became effective for the Trust on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes that an entity should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Under Canadian GAAP, there is currently no accounting standard specifically on this matter. The adoption of FIN 48 in 2007 resulted in a cumulative adjustment to accumulated earnings for U.S. GAAP purposes of $5.8 million, an increase in income tax expense for U.S. GAAP purposes of $3.6 million, and a reduction in income taxes payable for U.S. GAAP purposes of $2.2 million.

During 2007, Canadian income tax legislation was changed and the Trust will become subject to Canadian corporate income taxes beginning in 2011. The net future income tax liability and the charge to income tax expense associated with this change in tax rates

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

applicable to the Trust beginning in 2011 is $21.0 million lower for U.S. GAAP purposes than for Canadian GAAP purposes due to differences in the carrying amounts of assets and liabilities related to employee future benefits and production-phase deferred stripping costs.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

			Years ended December 31
(millions of Canadian dollars)	REF	2007	2006	2005

Net income - Canadian GAAP		$333.3	$497.9	$834.2

Increased (decreased) by:			-
Derivative instruments - foreign exchange
forward contracts	A	-	(11.8)	(23.2)
Production-phase deferred stripping costs	D	1.3	1.3	-
Write-down of NYCO	E	(3.1)	3.1	-
Income tax (expense) recovery	A,F	(12.0)	(0.2)	40.1

Net income - U.S. GAAP		$319.5	$490.3	$851.1

Other comprehensive income
Employee future benefits
(net of tax of nil in 2007, 2006 and 2005)	B	$15.6	$1.7	$(13.4)
Realization of foreign exchange forward contracts
outstanding on December 31, 2006	A	33.7	-	-
Unrealized losses on derivative
instruments - foreign exchange forward contracts
(net of tax of nil for 2006 and 2005)	A	-	(51.5)	(34.2)
Foreign currency translation adjustments
related to NYCO	C	(9.0)	4.1	(2.6)

Comprehensive income		$359.8	$444.6	$800.9

Basic and diluted earnings per unit
Net income - U.S. GAAP		$2.16	$3.34	$5.79

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

		As at December 31
(millions of Canadian dollars)	REF	2007	2006

Assets
Non-current assets
Capital assets
Production-phase deferred stripping costs	D	$(36.5)	$(37.8)
Accrued pension benefit	B	(11.2)	(11.9)
NYCO assets held for sale		-	0.7

Total assets		$(47.7)	$(49.0)

Liabilities and unitholders' equity
Current liabilities
Derivative instruments - foreign exchange forward contracts	A	$-	$4.5
Income taxes payable	F	(2.2)	-
Non-current liabilities
Employee future benefits	B	36.8	48.6
Future taxes	D,F	(25.7)	(4.9)
NYCO liabilities held for sale		-	0.6

		8.9	48.8

Unitholders' equity
Accumulated earnings	D	(13.8)	(5.8)
Accumulated other comprehensive income	B,C	(42.8)	(92.0)

		(56.6)	(97.8)

Total liabilities and unitholders' equity		$(47.7)	$(49.0)

Recent and upcoming changes in U.S. accounting principles

Fair value measurements

In September 2006, the FASB issued FASB Statement 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements; however, for some entities, its application will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust will adopt this standard in 2008 and is in the process of assessing the impact of adopting this standard on the consolidated balance sheets and statements of income.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

The fair value option for financial assets and financial liabilities

FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), becomes effective for the Trust for the year beginning January 1, 2008. FAS 159 permits entities to choose to measure certain financial instruments at fair value. The Trust has determined that it will not elect fair value measurements for financial assets or liabilities that are included in the scope of FAS 159 and, therefore, the adoption of this statement is not expected to materially affect the Trust’s consolidated balance sheets and statements of income.

Non-controlling interest in consolidated financial statements

In December 2007 the FASB issued FASB Statement 160, Non-controlling Interest in Consolidated Financial Statements (FAS 160), which requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the balance sheet. FAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring that they be treated as equity transactions. FAS 160 will be effective for the Trust in 2009. The Trust is currently evaluating the impact of FAS 160 on the consolidated balance sheets.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2008

(unaudited)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except per unit amounts)	2008	2007	2008	2007
Revenues	$815.6	$418.3	$1,147.6	$768.8

Expenses
Cost of product sold	175.1	148.8	334.7	278.8
Transportation	153.5	130.2	282.1	237.6
Selling, general and administration	13.3	9.1	22.9	14.8
Depreciation and depletion	14.7	13.4	29.2	25.5

	356.6	301.5	668.9	556.7

Income from operations	459.0	116.8	478.7	212.1

Other income (expense)
Interest expense	(3.3)	(4.7)	(7.8)	(9.7)
Other items, net (note 4)	(22.4)	88.9	(34.0)	88.1

Income before taxes	433.3	201.0	436.9	290.5

Income tax expense (note 5)	60.3	94.6	63.4	107.3

Net income from continuing operations	373.0	106.4	373.5	183.2

Income from discontinued operation – NYCO (note 13)	-	10.6	-	10.8

Net income	$373.0	$117.0	$373.5	$194.0

Other comprehensive loss (note 12)	-	(8.3)	-	(4.5)

Comprehensive income	$373.0	$108.7	$373.5	$189.5

Weighted average number of units outstanding (millions) (note 11)
Basic	148.9	147.4	148.8	147.2
Diluted	148.9	147.4	148.8	147.3

Basic and diluted amounts per unit
Net income from continuing operations	$2.51	$0.72	$2.51	$1.24
Net income from discontinued operation – NYCO	$-	$0.07	$-	$0.07
Net income	$2.51	$0.79	$2.51	$1.31

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Balance - beginning of period	$2,006.4	$1,749.6	$2,005.9	$1,672.6

Net income	373.0	117.0	373.5	194.0

Balance - end of period	$2,379.4	$1,866.6	$2,379.4	$1,866.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007
Operating activities
Net income from continuing operations	$373.0	$106.4	$373.5	$183.2
Items not using (providing) cash:
Depreciation and depletion	14.7	13.4	29.2	25.5
Loss (gain) on disposal of capital assets	(0.1)	(2.4)	(0.1)	(2.3)
Provision for asset retirement obligations, net	1.2	0.2	1.7	1.1
Increase (decrease) in unrealized losses on foreign exchange forward contracts	25.5	(58.0)	65.0	(65.1)
Unrealized foreign exchange loss (gain) on long-term debt	(2.6)	(22.8)	8.6	(25.9)
Future income tax expense	8.5	80.0	7.6	80.9
Other items, net	1.6	3.3	3.4	3.7
Non-controlling interest	5.6	1.0	5.5	2.0
Operating cash flow from discontinued operation - NYCO	-	0.5	-	(0.3)

	427.4	121.6	494.4	202.8

Decrease (increase) in non-cash working capital	(186.5)	18.2	(210.3)	10.2

Cash from operating activities	240.9	139.8	284.1	213.0

Investing activities
Additions to capital assets	(30.8)	(13.7)	(57.0)	(19.9)
Proceeds on disposal of capital assets	0.4	3.0	0.4	3.5
Other investing activities, net	(1.1)	0.2	(1.1)	0.1
Investing cash flow from discontinued operation - NYCO	-	33.8	-	33.7

Cash from (used in) investing activities	(31.5)	23.3	(57.7)	17.4

Financing activities
Distributions paid	(74.3)	(84.6)	(152.9)	(224.3)
Proceeds from distribution reinvestment plan (note 11)	13.9	-	27.4	-
Increase in long-term debt	25.0	0.2	25.0	0.2
Other financing activities, net	(3.9)	(2.3)	(4.7)	(3.6)

Cash used in financing activities	(39.3)	(86.7)	(105.2)	(227.7)

Increase in cash and cash equivalents	170.1	76.4	121.2	2.7

Cash and cash equivalents - beginning of period	102.6	70.9	151.5	144.6

Cash and cash equivalents - end of period	$272.7	$147.3	$272.7	$147.3

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30	December 31
(millions of Canadian dollars)	2008	2007
Assets

Current assets
Cash and cash equivalents	$272.7	$151.5
Accounts receivable	294.7	72.4
Fair value of foreign exchange forward contracts	-	38.7
Inventory	152.9	134.0
Prepaid expenses	6.6	4.9

	726.9	401.5

Capital assets	686.4	652.8

Goodwill	12.9	12.9

Other assets	19.9	19.6

	$1,446.1	$1,086.8
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$149.7	$111.5
Fair value of foreign exchange forward contracts	26.3	-
Income taxes payable	16.8	18.3
Distributions payable	372.3	78.6
Current portion of long-term debt (note 6)	1.5	1.6

	566.6	210.0

Long-term debt (note 6)	313.8	280.9

Other long-term liabilities (note 7)	165.2	157.2

Future income taxes (note 5)	134.4	126.9

	1,180.0	775.0

Commitments and contingencies (note 8)

Unitholders' equity (note 11)

Trust units	426.7	399.3
Accumulated earnings	2,379.4	2,005.9
Accumulated cash distributions	(2,540.0)	(2,093.4)
Accumulated other comprehensive income (note 12)	-	-

	266.1	311.8

	$1,446.1	$1,086.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(unaudited)

1. STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. The Trust previously held a 100% interest in NYCO, which was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2007 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2007, except as discussed in note 3. Certain of the comparative figures have been reclassified to conform to the current year presentation.

3. CHANGES IN ACCOUNTING POLICIES

Inventories

The Trust adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on the consolidated financial statements of the Trust.

Financial instruments

The Trust adopted CICA Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding the Trust’s financial instruments and the associated risks is provided in note 9.

Capital disclosures

The Trust adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires the Trust to disclose its objectives and requirements for managing its capital. This new disclosure is provided in note 10.

Notes to Consolidated Financial Statements

(unaudited)

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Trust beginning January 1, 2009. Concurrent with the adoption of this standard, Emerging Issues Committee Abstract EIC-27, Revenues and Expenditures in the Pre-operating Period, will be withdrawn. This will result in a change to the Trust’s accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. As the change must be applied retroactively, the Trust is currently assessing the impact of this new standard on the consolidated financial statements.

International Financial Reporting Standards (IFRS)

The use of IFRS for financial reporting in Canada will become applicable to the Trust for the year beginning January 1, 2011. The Trust is currently in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impacts on the consolidated financial statements of converting to IFRS are unknown at this time.

4. OTHER ITEMS, NET

Three months ended			Six months ended
June 30			June 30
(millions of Canadian dollars)	2008	2007	2008	2007
Interest and investment income	$2.1	$1.4	$3.3	$2.6
Foreign exchange gains (losses) from financial instruments:
Foreign exchange gain (loss) on revaluation of U.S.
dollar-denominated accounts receivable	1.4	(9.3)	5.0	(10.3)
Unrealized foreign exchange gain (loss) on revaluation of U.S.
dollar-denominated long-term debt	2.6	22.8	(8.6)	25.9
Realized gain on foreign exchange forward contracts	2.5	15.0	37.3	5.3
Changes in unrealized gains or losses on foreign exchange
forward contracts	(25.5)	58.0	(65.0)	65.1
Other	(5.5)	1.0	(6.0)	(1.5)
	$(22.4)	$88.9	$(34.0)	$88.1

Notes to Consolidated Financial Statements

(unaudited)

5. INCOME TAXES

Income tax expense is comprised of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007
Current income tax expense:
Canadian corporate income taxes	$-	$-	$0.7	$0.2
Provincial mineral taxes and Crown royalties	51.8	14.6	55.1	26.2
	51.8	14.6	55.8	26.4

Future income tax expense (reversal):
Canadian corporate income taxes	0.1	79.3	(2.4)	79.3
Provincial mineral taxes and Crown royalties	8.4	0.7	10.0	1.6
	8.5	80.0	7.6	80.9
Total income tax expense	$60.3	$94.6	$63.4	$107.3

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007
Expected income tax expense at Canadian statutory
tax rate of 39% (2007 - 39%)	$169.0	$83.3	$170.4	$118.2

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(169.0)	(83.3)	(170.4)	(118.0)
Provincial mineral taxes and Crown royalties	60.2	15.3	65.1	27.8
Future Canadian corporate income taxes recognized
as a result of the taxation change	0.1	79.3	(2.4)	79.3
Other	-	-	0.7	-
Income tax expense	$60.3	$94.6	$63.4	$107.3

The temporary differences comprising the future income tax assets and liabilities are as follows:

	June 30	December 31
(millions of Canadian dollars)	2008	2007
Future income tax assets:
Asset retirement obligations	$49.6	$48.2
Other	9.3	12.6
	58.9	60.8

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	193.3	187.7

Net future income tax liabilities	$134.4	$126.9

Notes to Consolidated Financial Statements

(unaudited)

6. LONG-TERM DEBT AND BANKING FACILITIES

	June 30		December 31
(millions of Canadian dollars)	2008		2007
Long-term debt
Five-year bank credit facilities:
US$283.0 million in LIBOR rate loans with an average interest rate of
3.2% (2007 - 5.5%)	$288.3		$279.6
Revolving banker's acceptances bearing an average interest rate of 3.8%	25.0		-

Other debt	2.0		2.9

	315.3	#	282.5

Less current portion	(1.5)		(1.6)

	$313.8		$280.9

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks that will mature on February 11, 2012. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million.

At June 30, 2008, the Trust’s share of other uses of the bank credit facility in the form of issued and outstanding letters of credit and guarantees was $35.1 million. The Trust’s share of unused bank facilities at June 30, 2008 was $171.6 million.

In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At June 30, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.

7. OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2008	2007
Asset retirement obligations	$123.5	$119.9
Pension and other post-retirement benefits	31.6	29.0
Non-controlling interest	8.2	6.4
Other, net	1.9	1.9

	$165.2	$157.2

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the three and six month periods ended June 30, 2008 was $4.6 million and $9.5 million, respectively (2007 – $5.4 million and $10.5 million, respectively).

8. COMMITMENTS AND CONTINGENCIES

Neptune Terminals guarantee

Notes to Consolidated Financial Statements

(unaudited)

By virtue of its 46% ownership interest in Neptune Bulk Terminal (Canada) Ltd. (Neptune Terminals), Elk Valley Coal is contingently obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these contingent obligations was $16.3 million as at June 30, 2008.

Foreign exchange forward contracts

At June 30, 2008, the Trust had outstanding foreign exchange forward contracts totalling US$2,502 million at an average contracted exchange rate of US$0.99. All of the contracts mature prior to March 31, 2009. As of June 30, 2008, the fair value of the outstanding contracts was an unrealized loss of $26.3 million, which is recorded as a current liability in the consolidated balance sheet. As at June 30, 2008, the U.S./Canadian dollar exchange rate was US$0.98.

9. ACCOUNTING FOR FINANCIAL INSTRUMENTS

The Trust’s financial instruments include cash and cash equivalents, accounts receivable and payable, derivative financial instruments, distributions payable, and long-term debt. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and distributions payable recorded on the consolidated balance sheet are reasonable estimates of their fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of the Trust’s long-term debt approximates fair value due to the floating interest rate on the debt.

Cash and cash equivalents are classified as held-to-maturity and are recorded at amortized cost on the consolidated balance sheet. Accounts receivableare classified as loans and receivables and are also recorded at amortized cost.

Derivative financial instruments, which consist of foreign exchange forward contracts, are classified as held-for-trading and are recorded at fair value on the consolidated balance sheet. Fair value is measured using the quoted market rate for forward contracts of a similar maturity date.

Accounts payable, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost. The Trust’s principal financial liability is its long-term debt and substantially all of the interest expense reported in the consolidated statements of income and comprehensive income is associated with this long-term debt.

Gains or losses and fees associated with all financial instruments are included in Other items, net in the consolidated statements of income and comprehensive income.

Financial instruments risk exposure and management

The Trust is exposed to various risks associated with its financial instruments. These risks are categorized as credit risk, liquidity risk and market risk.

Credit risk

The Trust is exposed to credit losses in the event of non-payment of accounts receivable by Elk Valley Coal’s customers. However, Elk Valley Coal normally sells to large, well established customers of high credit quality. In addition, Elk Valley Coal obtains, to the extent practical, either export or domestic trade credit insurance or confirmed irrevocable letters of credit as security for all accounts receivable. The export trade credit insurance is provided by a Canadian Crown corporation and the domestic trade credit insurance is provided by one of the largest private trade credit insurance providers in the world. The likelihood of default by these insurance providers is considered by Elk Valley Coal to be remote. For confirmed irrevocable letters of credit, Elk Valley Coal requires that they be issued by a major international bank of high credit quality. The maximum credit risk that the Trust is exposed to by way of its accounts receivable is equal to the carrying amount of $294.7 million at June 30, 2008. The Trust believes that it has no significant concentrations of credit risk related to its accounts receivable.

Notes to Consolidated Financial Statements

(unaudited)

The Trust is also exposed to credit risk associated with the performance of counterparties to its foreign exchange forward contracts. This risk is mitigated by entering into contracts with several different financial institutions that are of high credit quality. The Trust believes that it has no significant concentrations of credit risk related to its foreign exchange forward contracts.

As of June 30, 2008 there are no financial assets that the Trust deems to be impaired or that are past due according to their terms and conditions.

Liquidity risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with its financial liabilities. The table below summarizes the future undiscounted cash flow requirements for financial liabilities at June 30, 2008:

	less than	less than	less than
(millions of Canadian dollars)	1 month	1 year	5 years	Total
Accounts payable and accrued liabilities	$149.7	$-	$-	$149.7
Distributions payable	372.3	-	-	372.3
Long-term debt	-	1.5	313.8	315.3

	$522.0	$1.5	$313.8	$837.3

For a description of how the Trust manages its liquidity to ensure it can meet its short and long-term obligations, please refer to the Liquidity and Capital Resources section of the Trust’s 2007 Management’s Discussion and Analysis dated March 14, 2008 and the Management’s Discussion and Analysis for the second quarter of 2008 included in this earnings report.

Market risk

The significant market risk exposures affecting the financial instruments held by the Trust are those related to foreign currency exchange rates and interest rates which are explained as follows:

Foreign currency exchange rates

The Trust’s U.S. dollar-denominated accounts receivable, foreign exchange forward contracts and long-term debt are exposed to foreign currency exchange rate risk because the value of these financial instruments will fluctuate with changes in the U.S./Canadian dollar exchange rate. For each US$0.01 decrease in the U.S./Canadian dollar exchange rate (i.e. the U.S. dollar strengthening against the Canadian dollar), the net value of the Trust’s financial instruments outstanding as of June 30, 2008 would decrease by approximately $28.8 million, which would be charged to net income.

Interest rates

The Trust is exposed to interest rate risk on its long-term debt and, to a minor extent, on its interest bearing investments in cash and cash equivalents. The Trust’s long-term debt bears a floating interest rate that is derived from the London Interbank Offered Rate (LIBOR). A 1% (i.e. 100 basis point) increase in LIBOR would have caused interest expense for the three month period ended June 30, 2008 to increase by approximately $0.7 million.

Notes to Consolidated Financial Statements

(unaudited)

10. CAPITAL DISCLOSURES

The capital structure of the Trust consists of long-term debt and unitholders’ equity, which is comprised of issued units and accumulated earnings, less accumulated cash distributions.

Due to the nature of the Trust and its formation, including the requirement under the Declaration of Trust to pay annual distributions in an amount sufficient to ensure the Trust is not liable under currently applicable income tax legislation for corporate income taxes, the amount of unitholders’ equity tends to be relatively low. In addition, the Trust’s investment in a cyclical resource business results in volatility in its net income and cash flows. As a result of these factors, the Trust’s borrowing capacity is determined based on its earnings and cash flows as opposed to debt-to-equity ratios. The Trust’s objective is to maintain debt levels relative to its earnings and cash flows such that the debt could be considered equivalent to investment-grade.

A distribution reinvestment plan was implemented during 2007 that has the effect of increasing units outstanding over time as additional units are issued each quarter in lieu of cash distributions. For the second quarter 2008 distribution to be paid in July 2008, unitholders representing approximately 25% of the Trust’s outstanding units elected to participate in the distribution reinvestment plan.

Under the syndicated bank credit facility, the Trust is required to comply with certain ratios of debt to earnings before interest, taxes, depreciation, depletion and amortization (EBITDA) and EBIDTA to interest expense. To date, the Trust has complied with these externally imposed capital requirements.

The Trust will become subject to Canadian corporate income taxes beginning in 2011 based on changes to Canadian income tax legislation that will become applicable to the Trust at that time. This may result in changes to the capital structure of the Trust or the nature of the Trust itself.

11. UNITHOLDERS' EQUITY

Units issued and outstanding

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount
Balance, beginning of period	148.7	$412.8	148.3	$399.3
Units issued under distribution reinvestment plan	0.2	13.9	0.6	27.4

Balance, end of period	148.9	$426.7	148.9	$426.7

At June 30, 2008, there were approximately 18,600 options outstanding to purchase units, all of which are fully vested. The options have a weighted average exercise price of $3.94 per unit and the remaining weighted average contractual life is 2.0 years.

Accumulated distributions to unitholders

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007
Opening accumulated cash distributions	$2,167.7	$1,830.2	$2,093.4	$1,734.6
Distributions declared and payable	372.3	95.9	446.6	191.5
Closing accumulated cash distributions	$2,540.0	$1,926.1	$2,540.0	$1,926.1

Notes to Consolidated Financial Statements

(unaudited)

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.

Distribution reinvestment plan

Approximately 241,000 units were issued under the distribution reinvestment plan during the quarter ended June 30, 2008 in lieu of cash distributions of $13.9 million. In addition, approximately 1.3 million units were issued in July 2008 in lieu of cash distributions of $93.0 million.

In 2007, distribution payments were reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan. Effective January 1, 2008, the proceeds from the distribution reinvestment plan are shown as a separate cash inflow in the consolidated statements of cash flows.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007
Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$-	$8.3	$-	$4.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding
on January 1, 2007	-	-	-	4.5
Release of foreign currency translation account balance on
the sale of NYCO	-	(6.8)	-	(6.8)
Foreign currency translation adjustments related to NYCO	-	(1.5)	-	(2.2)

Accumulated other comprehensive income, end of period	$-	$-	$-	$-

Notes to Consolidated Financial Statements

(unaudited)

13. DISCONTINUED OPERATION - NYCO

The sale of NYCO was completed in June 2007. For accounting purposes, NYCO is classified as a discontinued operation.

Income from discontinued operation for the three and six month periods ended June 30, 2007 was as follows:

	June 30, 2007
	Three months	Six months
(millions of Canadian dollars)	ended	ended
Revenues	$7.8	$19.4
Cost of product sold	(5.4)	(13.6)
Transportation	(1.6)	(3.7)
Selling, general and administration	(1.0)	(0.7)
Depreciation and depletion	(0.5)	(1.5)

Loss from operations	(0.7)	(0.1)

Gain on sale of NYCO	4.0	4.0
Release of foreign currency translation account balance on sale of NYCO	6.8	6.8
Income tax recovery	0.5	0.1

Income from discontinued operation	$10.6	$10.8

14. RELATED PARTY TRANSACTIONS

Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for the first half of 2008 were $1.5 million (2007 - $2.1 million). Expenses paid to Teck Cominco for management services were recorded at the exchange amounts, the Trust’s share of which was $0.3 million in the first half of 2008 (2007 - $0.3 million).

Teck Cominco arranges insurance coverage on behalf of Elk Valley Coal with arm’s length insurance providers. During 2008, Elk Valley Coal began paying premiums for certain types of insurance coverage at market rates to an affiliate of Teck Cominco, the Trust’s share of which totaled $2.8 million for the first half of 2008.

As at June 30, 2008, related party accounts receivable with Teck Cominco were $0.3 million (December 31, 2007 - $0.4 million) and related party accounts payable were $0.8 million (December 31, 2007 - $0.1 million).

In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totaled $6.8 million during the first half of 2008 (2007 - $6.2 million).